

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2014

Via E-mail
Kevin M. Carney
Chief Financial Officer
Web.com Group, Inc.
12808 Gran Bay Parkway, West
Jacksonville, FL 32258

> **Re: Web.com Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 000-51595**

Dear Mr. Carney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 1: The Company and Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 55

1.   We note that you assigned value to the separate units of accounting in multiple-element arrangements based on "proportionate standalone unit value." Please explain to us what you mean by "proportionate standalone unit value" and tell us how you considered ASC 605-25-30-2 which indicates that arrangement consideration shall be allocated based on "relative selling price."

2.   We note from your disclosure on page 8 that you offer some of your services through third party vendors. Please tell us more about these relationships and how you account

for revenue from these arrangements. Please refer to the authoritative guidance you relied upon when determining your accounting.

Note 12: Stock-Based Compensation

Stock Options, page 69

3.   We note that the expected life of options granted represents the period of time they are expected to be outstanding. Please tell us the method you used to determine the expected life of options and your consideration for disclosing this information. Refer to ASC 718-10-50-2(f)(2)(i).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Craig D. Wilson *for*

Patrick Gilmore
Accounting Branch Chief